Exhibit 99.2

Management's Discussion and Analysis of Financial Condition and Results of Operations

January 12, 2005

About CoolBrands International Inc.

CoolBrands is substantially unchanged from the description contained in the fiscal year 2004 MD&A, except for the acquisition of Breyer’s yogurt business acquired from Kraft Foods Inc. as discussed in the subsequent events section in this MD&A.

CoolBrands’ Mission and Strategies

CoolBrands’ mission and strategies are unchanged from those disclosed in the fiscal 2004 MD&A.

CoolBrands’ Key Strengths

CoolBrands key strengths are unchanged from those disclosed in the fiscal year MD&A.

Comparison of Quarters ended November 30, 2004 and 2003

We manage our business based on four industry segments: Prepackaged consumer products, foodservice, dairy components, and franchising and licensing. CoolBrands adopted the U.S. dollar as its functional and reporting currency effective September 1, 2004, the commencement of fiscal 2005. CoolBrands adopted the U.S. dollar for its financial reporting because the majority of its business is conducted in U.S. dollars in the United States. This will facilitate making comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements have been restated into U.S. dollars in accordance with generally accepted accounting principles.

Sales

Sales for each segment are summarized in the following table:

			Percentage of Sales
Quarter ended November 30,	2004	2003	2004	2003
Prepackaged consumer products	$84,076	$79,828	87.3	87.1
Foodservice	4,611	3,914	4.8	4.3
Dairy components	5,065	5,615	5.3	6.1
Franchising and licensing	2,568	2,291	2.6	2.5

Total	$96,320	$91,648	100.0	100.0

Sales in the first quarter of fiscal 2005 increased by $4,672,000 or 5% to $96,320,000 as compared with $91,648,000 in the first quarter of fiscal 2004. The growth in sales came from the prepackaged consumer products segment and is attributable to the change in the business arrangement with Dreyer’s

Management's Discussion and Analysis of Financial Condition and Results of Operations

Grand Ice Cream Inc. (“Dreyer’s”). Effective September 1, 2004, CoolBrands began the distribution of Dreyer’s products as an independent distributor, changing from the previously used drayage basis, except for Dreyer’s scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer’s and selling those products to customers at wholesale. The sales increases due to this change were substantially offset by sales declines in our base prepackaged consumer products business.

Drayage and other income

Drayage and other income declined by $9,066,000 or 78.6% to $2,465,000 in the first quarter of fiscal 2005 as compared with $11,531,000 recognized in the first quarter of fiscal 2004. This decline was due to the change in the business arrangement with Dreyer’s discussed above. Drayage income in 2005 represents the fees paid to CoolBrands by Dreyer’s for the delivery of products to Dreyer’s scanned based trading customers which continue to be delivered on a drayage basis.

Gross profit margin

        The following table presents the gross profit margin dollars and gross profit percentage for our segments:

			Percentage of Sales
Quarter ended November 30,	2004	2003	2004	2003
Prepackaged consumer products	$17,055	$19,364	20.3	24.3
Foodservice	1,546	1,437	33.5	36.7
Dairy components	1,242	1,493	24.5	26.6
Franchising and licensing	653	527	25.4	23.0

Total	$20,496	$22,821	21.3	24.9

Gross profit dollars declined to $20,496,000 for the first quarter of fiscal 2005 from $22,821,000 for the same quarter last year, a 10.1% decline. CoolBrands overall gross profit percentage for first quarter of fiscal 2005 declined to 21.3% as compared with 24.9% for the first quarter of fiscal 2004. The overall percentage decline was due primarily to the decline in the Prepacked consumer products gross profit percentage which was impacted by the normally lower margins generated by Americana Foods’ manufacturing operations and Eskimo Pie Frozen Distribution’s distribution operations. The gross profit margin for the first quarter of fiscal 2005 was additionally impacted by the lower than normal 2% gross profit at Americana Foods LP (50.1% owned) and by the lower than normal -5.6% gross profit at Eskimo Pie Frozen Distribution.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

			Percentage of Sales
Quarter ended November 30,	2004	2003	2004	2003
Prepackaged consumer products	$17,622	$22,023	21.0	27.6
Foodservice	1,160	1,090	25.2	27.8
Dairy components	536	560	10.6	10.0
Franchising and licensing	1,041	1,104	40.5	48.2
Corporate	175	277	n/a	n/a

Total	$20,534	$25,054

Selling, general and administrative expenses declined by $4,520,000 or 22% from $25,054,000 in the first quarter of fiscal 2004 to $20,534,000 in the first quarter of fiscal 2005 due primarily to a decrease in promotional spending in our prepackaged consumer products segment. CoolBrands continues to control selling, general and administrative expenses such that selling, general and administrative expenses declined overall as a percentage of revenues to 20.4% for the first quarter of fiscal 2005 from 24.1% for the first quarter of fiscal 2004.

Stock-based compensation expense

The results of the first quarter of fiscal 2004 were adversely impacted by the non-cash pre-tax compensation charge of $1,157,000 which represented the fair value of stock options granted to the Company’s Co-CEO and Co-Chairman during the quarter. Consistent with recent changes in Canadian GAAP, in the first quarter of fiscal 2005 the Company recognized $80,000 in expense which represents the estimated fair value of stock options earned during the quarter.

Interest expense

Interest expense was $355,000 in the first quarter of fiscal 2005 as compared with $433,000 for the same period of the prior year. The decline in interest expense was due to the decline in the average interest rate for the period which resulted from the expiration of an interest rate swap agreement in fiscal 2004.

Provision for income taxes

The effective tax rate was 39.9% in the first quarter of fiscal 2005 and 39.1% for the first quarter of fiscal 2004. The effective tax rate differs from the Canadian Federal/Principal Statutory Rate primarily due to our operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our future income tax assets or liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net earnings

Net earnings declined by $2,400,000 or 48% to $2,605,000 in the first quarter of fiscal 2005 as compared with $5,005,000 in the first quarter of fiscal 2004, and declined to 2.6% of total revenues in 2005 as compared to 4.8% of total revenues in 2004. The decline in net earnings is due primarily to the lower than normal margins generated by Americana Foods’ manufacturing business and Eskimo Pie Frozen Distribution’s distribution business in the first quarter of fiscal 2005 and the relatively small increase in sales combined with the related decline in drayage income due to the change in the business arrangement with Dreyer’s, offset by the reduction in selling, general and administrative expenses.

Summary of quarterly results

The following table presents a summary of our results for the last eight quarters:

Quarter ended	November 30, 2004 $	August 31, 2004 $	May 31, 2004 $	February 29, 2004 $
Total revenues	100,484	134,303	139,129	105,517
Net earnings	2,605	11,050	11,158	9,475
Earnings per share
Basic	0.05	0.20	0.20	0.17
Diluted	0.05	0.20	0.20	0.17

Quarter ended	November 30, 2003 $	August 31, 2003 $	May 31, 2003 $	February 28, 2003 $
Total revenues	103,902	107,090	55,978	37,149
Net earnings	5,005	10,274	6,033	3,354
Earnings per share
Basic	0.09	0.20	0.12	0.06
Diluted	0.09	0.19	0.11	0.06

The ice cream and frozen yogurt industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity

The following sets forth certain measures of our liquidity:

As at November 30,	2004	2003
Cash and short term investments	$70,803	$64,327
Working capital	$112,111	$121,026
Current ratio	2.2 to1	2.6 to 1

The decrease in working capital to $112,111,000 at November 30, 2004 from $121,026,000 at August 31, 2004 and the decline in CoolBrands’ current ratio to 2.2 to 1 at November 30, 2004 from 2.6 to1 at August 31, 2004 was primarily due to the classification of certain bank debt due November 1, 2005 from long-term at August 31, 2004 as a current liability at November 30, 2004. We believe the combination of cash on hand and cash from operations will provide adequate liquidity to meet the requirements for our established business operations, capital expenditures and debt reduction for the 2005 fiscal year.

Cash flows from operating activities

The Company generated cash flow from operating activities of $6,833,000 for the three months ended November 30, 2004 as compared with $1,493,000 for the three months ended November 30, 2003. The increase for the three months ended November 30, 2004 was due primarily to increases in accounts payable and accrued liabilities, offset by and by a increase in inventory, prepaid expenses and a reduction in income taxes payable in fiscal 2005. The increase for the three months ended November 30, 2003 was due primarily to a decrease iin prepaid expenses and an increase in accrued liabilities, offset by an increase in accounts recceivable, a decrease in accounts payable and a reduction in income taxes payable in fiscal 2004.

Cash used in investing activities

For the three months ended November 30, 2004 net cash used for investing activities deceased by $91,000 to $2,162,000 in 2004 from $2,253,000 in 2003. The spending in 2004 and 2003 was primarily to expand production capacity at Americana Foods.

Cash provided by (used in) financing activities

        For the three months ended November 30, 2004 $1,254,000 was provided by financing activities as compared with $17,255,000 in 2003. In 2004, the cash provided by financing activities resulted primarily from an increase in the secured revolving line of credit at Americana Foods of $2,223,000, offset by the repayment of long-term debt of $969,000. In 2003 the exercise of stock options provided $12,100,000 and Americana Foods’ minority partner provided $8,907,000 as their share for the expansion of production capacity at Americana Foods. These additions were offset by the repayment of long-term debt of $3,752,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations

See subsequent event disclosed below for the details on the agreement to acquire the Breyer’s yogurt business from Kraft Foods Inc. which was signed December 22, 2004.

Capital resources

CoolBrands’ requirements are substantially unchanged from the annual fiscal 2004 MD&A, except for the acquisition of the Breyer’s yogurt business discussed in the subsequent event section of this MD&A.

Payment requirements

Payment requirements are substantially unchanged from those disclosed in the fiscal year 2004 MD&A.

Subsequent event

December 22, 2004, CoolBrands announced that it entered into an agreement to acquire the yogurt business of Kraft Foods, Inc. (NYSE: KFT) for approximately US$ 59,000,000. The acquired brands include Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts. Pursuant to the agreement, CoolBrands’ wholly owned subsidiary, Integrated Brands, Inc., will purchase substantially all of Kraft’s assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light ‘n Lively trademark and Kraft’s manufacturing facility in North Lawrence, New York. The transaction, which is subject to regulatory approval, is expected to be completed in the first calendar quarter of 2005. CoolBrands expects to finance approximately U.S.$ 45,000,000 in bank debt and utilize cash to pay for the remainder of the purchase price. CoolBrands estimates that this acquisition will contribute approximately U.S.$ 40,000,000 to U.S.$ 45,000,000 in revenues and net earnings of approximately U.S.$2,000,000 to U.S.$2,500,000 in the last half of fiscal 2005.

Risk factors and uncertainties

Risk factors and uncertainties are unchanged from those disclosed in the fiscal year 2004 MD&A.

Transactions with related parties

The nature of transactions with related parties is unchanged from that disclosed in the fiscal 2004 MD&A.

Critical accounting policies

The accounting policies discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For all of these policies, we caution that future events rarely develop exactly as forecast, and our management’s best estimates may require adjustment. Management believes that the critical accounting policies are substantially unchanged from those disclosed in the fiscal 2004 MD&A, except for the new stock-based compensation accounting adopted as discussed in the section Change in accounting policy for fiscal year beginning September 1, 2004.

Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

Change in accounting policy for fiscal year beginning September 1, 2004

        The Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements. The effect of this change in accounting policy will be to reduce retained earnings at September 1, 2004 by $15,436,000 with a corresponding increase to reported contributed surplus.

Annual Information Form

Additional information relating to CoolBrands including CoolBrands’ Annual Information Form is available on SEDAR at www.sedar.com

Outstanding share data

As of January 12, 2005, the Company had 49,891,068 subordinate voting shares, 6,029,865 multiple voting shares and 3,740,000 stock options outstanding.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Outlook

        The outlook for fiscal 2005 is substantially unchanged from that disclosed in the fiscal 2004 MD&A.

        This management discussion and analysis includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. These statements may be identified by the fact that they use such words as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company’s products, product costing, the weather, the performance of management, including management’s ability to implement its plans as contemplated, the Company’s relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.